

Beanchain Coffee

Good coffee and good ideas

Business plan
Prepared March 2023

Contact Information

David Luke Baxter

david.baxter@bchain.coffee

4802016965

bchain.coffee

1110 W Southern Ave Ste 8

Mesa, Arizona 85210, United States

Table of Contents

Executive Summary

Opportunity

Problem

People in downtown Mesa love coffee! They are also looking for a great place to sit down and talk to friends, study, come up with great ideas, and keep up with the latest technologies. A coffee shop that has a great atmosphere for thought and social interaction would be a fantastic addition to the local commercial environment. Unfortunately there is no one in the area that is appealing to the tech and student leaning crowd that lives here.

Solution

Our coffee shop will offer great coffee and food at reasonable prices while making sure to host an atmosphere that provokes thought and good communication. We will incorporate a shared work space into our coffee shop to best serve students, professionals, and casual coffee drinkers alike.

Market

The shop is located in a densely populated area that is near the college and next to a popular shopping area. Its also very close to the freeway, making it easy to get to. With roughly 119,970 coffee drinkers and 52,386 students at ASU there is a very large potential customer base to tap into. With people now beginning to return to restaurants and coffee shops we are positioned nicely to take a lot of that customer base. Given that so many establishments have had to close their doors during covid this could be a great time to capitalize on the space left there as well.

Competition

Our competition in the area is slim. There is a Dutch Bros nearby that has no seating available and no wifi therefore we are a better option for the college student or professional looking for a table and internet connection to use for studies. They don't host events or include any local communities in any way. It is simply a drive through. For anyone looking for a good bite to eat and a place to sit there is no competition.

Another local competitor would be Starbucks. The closest Starbucks is blocks away though and has many of the same shortcomings as dutch bros. With more products and better quality we can provide a fantastic alternative to the Starbucks in the area.

Why Us?

Our goal is to provide an amazing place to sit and work on whatever it is you're current pursuit is. Whether that's going to school at the local university, working from home, or just spending time talking to your friends and playing a board game. With the large interior space and moderate outdoor seating there is an incredible capacity. The build is serviced by top tier commercial internet lines and has ample parking so it is quite accessible. With great coffee and fantastic food and drink options people will return to the counter many times to restock on coffee and snacks while they work.

There is a tremendous community to tap into here and nothing like us in the area. With a heavy focus on building community and working with local niche groups and college clubs we'll build a loyal customer base incredibly fast. These customers will make the Beanchain a regular part of their day. It will be a very warm and convenient shop that gives them exactly what they need. Community and Coffee.

Expectations

Forecast

We are projecting sales of $612,000 in our first year of operation, $1,143,000 for our second year, and $1,565,000 our third year. Our net profit will remain in the red until our second year as we pay-off equipment and startup costs, we will become profitable in FY2023. This is assuming we can serve 100-150 patrons a day with a reasonable and realistic growth goal of 25% per fiscal quarter for our first four quarters. Our average ticket is competitive with the area, at 8.80 per ticket, which is in-line with market research sourced from several area coffee shops.

We have an aggressive debt payment plan with a loan completion date of FY2026. Our biggest costs will be specialty equipment that will be one-time expenses and require quarterly maintenance to ensure continuing operation.

Financial Highlights by Year



Financing Needed

Currently, our financial needs are estimated at $50,000. We are seeking a small-business loan of $50,000, estimated at 2.25% interest over a 5-year term.

Opportunity

Problem & Solution

Problem Worth Solving

The area in Mesa that we're looking at has a Banner Medical Center, Community College, couple of trade schools, two high density apartment complexes, massive housing community, and 100's of small businesses within a 2 mile area but one thing it does not have is a good coffee shop to sit down at for a drink and some good food.

Since the failed Fiesta Mall is scheduled to be rebuilt into a new Medical and Education complex there will be even more students and professionals in coming to the area on a daily basis. These are all people that will be working long hours and studying on a daily basis. Not having a coffee shop in the area that has an atmosphere geared towards these peoples needs is a huge missed opportunity.

We live in a time when many companies and independent workers are switching to a more work from how or out of office approach to work. Many more people are looking for a 3rd place to be. Not just work or home but a comforting environment that can be a safe place to work, study, and commune with each other.

Our solution

We plan on providing amazing **coffee** and **food** for our customers with ample space, good lighting, and a relaxing vibe that makes them feel rejuvenated.

By **offering office space and a conference room** in the coffee shop we can help to address the growing need for a place to work and study in a world that is moving away from crowded offices.

All the medical professionals from the neighboring complexes will be welcome to come spend their lunches with us. Enjoying our fresh baked foods and refueling with a cup of coffee before heading back to their shift.

The students from any of the 2 nearby colleges and many nearby technical schools(one even in the same complex) can get food and drink between classes and catch their breath before the next course starts.

Target Market

Our strongest market will be students who are attending MCC and Arizona State University just next door. They fit the demographic for coffee drinkers and for people who are getting involved in blockchain technologies.

With around 175,000 students enrolled concurrently and 50,000 of those specifically attending the Tempe campus of ASU there is a healthy population of students to pull from. A study at the university of Kentucky suggests that 78% of college students drink coffee nearly every day.

There is a huge medical complex next door as well that has hundreds of professionals working at it and generates and immense amount of traffic. These are all individuals that are going to be taking lunch breaks, working long shifts, and drink disproportionally more coffee than other groups do. Not to mention all the patients that are in and out of the place.

Traffic breaks down as follows
North: 30,485 VPD

South: 36,916 VPD

East: 23,114 VPD

West: 25,8707 VPD

Other great markets for our coffee shop are coffee drinkers in the area. About 62% of Americans drink coffee every day and there are 187,454 people in Tempe(2019). That gives us about 116,221 coffee drinkers that could become loyal costumers.

There are two huge construction projects that will bring new customers as well with the new apartments coming in right next door and the renovation of the Fiesta mall starting soon as well. The mall will be turned into another medical center bringing thousands more potential customers on a monthly basis!

Competition

Current alternatives

BeanChain's direct competitors will be other coffee shops in the area. These include a DutchBros and Starbucks location. These competitor locations offer rapid drive-thru service but limited seating that is outdoor only.

Our advantages

Our advantages lie in having ample indoor seating with plenty of parking. The indoor space will be warm and inviting with plenty of opportunities for studying quietly or sharing ideas on whiteboards posted on the walls. This indoor space also affords higher quality customer interactions, stronger customer relations and increased opportunity for customers to purchase grab-and-go items or bakery items.

There are no other coffee shops in a large area around our shop besides low quality drive through centric shops like Dutch Bros and Starbucks. We are providing a better sit down experience with food and atmosphere.

There are no shared work spaces around our location. Since we're next to multiple new apartment buildings, a large housing community, college, medical complex, and in a growing downtown there will be a surplus of professionals looking for a good place to sit down and work. We've seen shared work spaces doing very well in recent years and one in a coffee shop can provide another level of comfort that others may not be able to.

Execution

Marketing & Sales

Marketing Plan

Our goal at Beanchain is to provide a coffee shop where people have room to spread out, share ideas on community whiteboards, study, and enjoy on-premises roasted coffee and in-house baked-from-scratch goods.

We plan to **increase brand awareness** by encouraging a steady increase in number through our first years of operation. To do accomplish this we have founded relationships with the schools nearby, collegiate student clubs as well as nearby businesses.

To **increase revenue**, we have employed knowledgeable and caring employees that can please even the most discerning customers and help them purchase everything they require and more!
Our profit will be boosted by leveraging an in-house coffee roaster and from-scratch baked goods alongside experienced staff with an incentive to reduce waste.

Our **key metrics** are average ticket price, sales per hour per employee and number of sales per day.
Engagement will be driven by a rewards program, a website, and an order tracking system that remembers customers' favorite orders and offers our products online for pickup and delivery.
Our target customer is young professionals, students, and members of the community. 77% of adults drink coffee daily and those are the ones we're looking to provide an excellent product and space for.

With buyers becoming more educated about what goes into specialty coffee beverages and how they're made, we will stand out above the solely volume-focused product of our competitors. We also plan to tap the whole bean roasted coffee consumers with in-house roasting. Alongside our specialty coffees and lattes, we will have an extensive selection for the students and business workers looking for a cheap kick in the form of drip coffee and grab-and-go products.

Our position in the market is defined by several methods: furniture arrangements and offerings, music selection, aesthetics, community collaboration and communication, and a good, honest product. We will provide more than enough spacing by spreading out tables, offering comfortable seating and plenty of outlets. This will help us define our relaxed setting, encouraging customers to sit down, get comfortable and stay awhile. Music selection will help reinforce these aspects. Our aesthetic looks to bring a clean façade wrapped in earthy tones with plenty of plants to enhance calm, focus, and productivity. Community whiteboards will be available to assist those studying and for those who need a canvas to paint their ideas.

The marketing strategy we are using is multi-faceted and by combining several different vectors we dramatically increase our chance of success and diminish risk. Word of mouth is the most important marketing avenue for coffee shops and we plan to create great customer service experiences to bring them back again and again. Everyone wants to be the friend who's found a great coffee spot and we're going to fulfill that wish for them. Average products don't inspire many people to talk and we're aiming to generate a powerful positive buzz right out of the gate. We plan to actively seek out customer feedback and recommendations to adapt to anything thrown our way. Making the customer happy is our number one focus and we will do whatever is necessary to achieve that.

Curb appeal will also play a large role in drawing customers. With plenty of roasted coffee and bakery smells wafting from the shop, we will have a large open door with the signage and postings easily found.

Social media will be outsourced to a professional service under the oversight of our graphic designer. We want to make ensure our posts are diverse, interactive, and most importantly; human. We seek to engage on a personal level. We are already active on our social media posting pictures of some products we will be offering. Just as consistency is the most important characteristic of quality coffee experiences, we will provide a consistent flow of content on our social media to maintain engagement.
We also plan to host workshops, small events, meetings, and other community-building activities.

Sales Plan

Our storefront as the cornerstone of our business will be a warm and welcoming space. Utilizing knowledgeable and experienced baristas we will guide inexperienced customers to a drink they will love and please discerning customers requesting specialty products. Our storefront as the cornerstone of our business will be a warm and welcoming space. Utilizing knowledgeable and experienced baristas we will guide even inexperienced customers to a drink they will love. We want this to be a community for everyone, so we plan to accommodate and please even the most discerning and picky individuals with something they will come back time and time again for. We will focus on creating a kind of environment that people want to relax, study, and learn in. The kind of place where the baristas know and remember your name. We are also planning to make sure we have coffee, food, and bakery items for all dietary needs.

To facilitate easy and smooth payment, we will use a simple tablet-based POS system, taking all forms of card payments alongside ApplePay, Google Pay, and other mobile services.

Beanchain coffee will open from 6 am to 12 pm seven days a week. We expect the hours from 6 am to 10 am and 12 pm to 2 pm to be our busiest. We expect to have a max operating capacity of 80-100 drinks per hour which should be sufficient for peak times.

We plan to offer a wide variety of coffee-based beverages and other energy drink products. Our food offerings include fresh baked goods, hot sandwiches made to order, bagels with a choice of spread, and grab-and-go products. We are expecting our daily sales to reach over $3,500 per day by the end of 2022.

The shared work space aspect of the shop will take the form of renting out dedicated offices for around $1,000, which is standard for shared work spaces in the area, and allowing the conference room to be booked by the hour for about $100. We'll be offering a full service experience for both the conference room and the offices so our patrons can focus on what matters to them. If fully booked this could bring in excess of $10,000 extra per month. If only the offices are rented out each month that would bring in $3,000 extra.

Operations

Locations & Facilities

We are located in a large well-lit building with high visibility and next to a lighted intersection on the corner of Alma School Rd and Southern Ave. We have lots of space for indoor dining and hosting, allowing prolonged customer exposure. We are directly across the street from Fiesta Mall and Target as well as being very close to the US-60 and Mesa Community College. Traffic on the streets directly adjacent to us exceeds 116,000 vehicles per day, there is also healthy foot traffic. There is also a very large apartment complex nearing completion, allowing close-proximity access to potentially thousands of more customer within 100 meters.

Technology

For the coffee side of things the only technology facing aspect would be a tablet-style Point-of-Sale system to receive and manage orders, take payment and manage the customer rewards program.

Equipment & Tools

The estimate for equipment is just south of $51,000. This includes all of the specialized hardware required eg: Espresso machines, coffee brewing and grinding machines, oven, refrigeration and freezers. This is all estimates based on brand-new cost while much of this can be found at second-hand prices of 15-30% less than what is listed here.

This equipment list is comprehensive and will more-than-prepare the coffee shop to handle all of the business we could encounter. With modular solutions, scaling up is a breeze.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Connect with ASU to find partnerships	Completed	David Baxter	Form a relationship with ASU
Finalize Lease Agreement	Completed		
Build Coffee Cart	Completed		Build a fully functional Coffee Cart
Submit plans to the City	Completed		
Submit Plans to Mesa	Completed	David Baxter	Submitted our plans to the City of Mesa so that we can start construction
Hire and Train initial staff	Completed		
Launch BeanChain Coffee shop	April 20, 2023		
Coffee truck	October 25, 2023		
Open a second location	September 20, 2024		

Key metrics

Our key performance metrics include: Occupancy for Offices and Conference room, Average ticket price, sales per-hour per-barista, product costs, payroll, maintenance and repairs, net profit margins and hourly-daily-weekly sales performance goals. We plan to have refrigeration and storage ample enough to allow us to purchase in bulk, saving costs and preventing spoilage. We plan to hire experienced baristas, driving labor costs up, but we will offset that with premium product offerings as well as exceptional service quality and speed.

Company

Overview

Beanchain Coffee will be a LLC registered as a limited liability company. Our sole founder is David Baxter. We do plan on including investors with generous packages to ensure they get a return on their investment.

Team

Management team

Our first founder is **David Baxter**. He's a **senior front end engineer** that previously worked at Carvana, Allstate, and ADP. Before he was an engineer though he **worked at a variety of coffee shops** including the Xtreme bean in Tempe and a few different Dutch Bro's coffee shops. He quit his job in September to pursue the dream of opening a local coffee. With a focus on organizing and community building he's brought together a lot of good people that share his vision.

Shannon Baxter is heading the social media, marketing, and all design aspects of the company! With **degrees in UX/ UI Design**, Equine Event Management, and Pre- Medicine give her a well rounded understanding of how people think and feel about design and social media interaction

Advisors

Denise is a wonderful business woman in Phoenix that has taken me under her wing to help guide me through starting my first business. She has **owned and run many successful businesses** over the years, been active in the real estate market, and all while raising her children. Her experience has helped us keep our feet on the ground and led us in some very helpful directions as we've set out to create this company.

We have a large network of baristas that are eager to work with us and provide their experience as we build this coffee shop. **Gathering a wealth of experienced**

coffee shop workers and managers from many different shops that are invested in seeing this shop succeed is one of our top priorities and we have build a **community** around that idea by using Discord and other tools.

The **ASU blockchain club** has been incredibly helpful. They were eager to talk when we reached out and helped introduce us to a number of strong leaders in the blockchain space that may prove to be invaluable to the future success of this project.

We've built a large discord community that is composed of business leaders, developers, enthusiasts, and investors. Leaning on this group of people that believe in the mission we've set for ourselves has empowered us. We are fully transparent with this group that is now 70+ strong and they give fantastic advice and feedback that helps us tremendously when making hard decisions. They keep us grounded and echo the passion that we feel for this business.

Financial Plan

Forecast

Key assumptions

I based many of the values in our financial forecast on the experiences of other coffee shops in the area. I interviewed employees at the Xtreme Bean in Tempe to figure out what a similar coffee shop in size and atmosphere can do. They are a moderately successful coffee shop with an almost identical square footage to what we're looking for and an established brand. They lack the population density that our location has though so our numbers could be considerably higher.

We assume that with the new apartments being constructed next door we will see a huge increase in our customer base very soon after opening. The area is also seeing a large influx of professionals moving in from other states to follow the larger tech companies that are flocking to Mesa.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

We are planning to use our initial funds to cover operating expenses for the first 20 months of operation, purchase equipment, renovate our space, and bolster starting inventory.

Sources of Funds

We are seeking $300,000 in startup funds. Our founders are contributing $200,000 of that required amount. The remainder we plan to obtain in a business loan and/or SBA loan.

Statements

Projected Profit and Loss

	2023	2024	2025	2026	2027
Revenue	**$235,645**	**$421,600**	**$460,925**	**$488,450**	**$523,125**
Direct Costs	**$64,308**	**$101,510**	**$112,670**	**$120,085**	**$130,525**
Gross Margin	$171,337	$320,090	$348,255	$368,365	$392,600
Gross Margin %	**73%**	**76%**	**76%**	**75%**	**75%**
Operating Expenses					
Salaries & Wages	$63,000	$113,400	$113,400	$113,400	$113,400
Employee Related Expenses	$12,600	$22,680	$22,680	$22,680	$22,680
Marketing	$7,200	$7,200	$7,200	$7,200	$7,200
Maintenance	$3,840	$3,840	$3,840	$3,840	$3,840
Purchasing Equipment	$15,000				
Lease	$55,000	$82,500	$82,500	$82,500	$82,500
Insurance	$6,800	$10,200	$10,200	$10,200	$10,200
Utilities	$7,422	$13,702	$14,980	$15,875	$17,002
Total Operating Expenses	**$170,862**	**$253,522**	**$254,800**	**$255,695**	**$256,822**
Operating Income	**$475**	**$66,568**	**$93,455**	**$112,670**	**$135,778**
Interest Incurred					
Depreciation and Amortization	$14,000	$14,000	$14,000	$14,000	$14,000
Gain or Loss from Sale of Assets					

Income Taxes	$0	$1,628	$3,313	$4,115	$5,078
Total Expenses	**$249,170**	**$370,660**	**$384,783**	**$393,895**	**$406,425**
Net Profit	**($13,525)**	**$50,940**	**$76,142**	**$94,555**	**$116,700**
Net Profit / Sales	**(6%)**	**12%**	**17%**	**19%**	**22%**

Projected Balance Sheet

	Starting Balances	2023	2024	2025	2026	2027
Cash	$80,000	$93,573	$157,513	$250,149	$360,032	$492,461
Accounts Receivable		$0	$0	$0	$0	$0
Inventory	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Other Current Assets						
Total Current Assets	**$81,000**	**$94,573**	**$158,513**	**$251,149**	**$361,032**	**$493,461**
Long-Term Assets	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000
Accumulated Depreciation	$0	($14,000)	($28,000)	($42,000)	($56,000)	($70,000)
Total Long-Term Assets	**$70,000**	**$56,000**	**$42,000**	**$28,000**	**$14,000**	**$0**
Total Assets	**$151,000**	**$150,573**	**$200,513**	**$279,149**	**$375,032**	**$493,461**
Accounts Payable		$6,240	$4,562	$4,812	$4,980	$5,246
Income Taxes Payable		$0	$1,628	$3,313	$4,115	$5,078
Sales Taxes Payable		$6,858	$5,908	$6,467	$6,825	$7,324
Short-Term Debt						
Prepaid Revenue						
Total Current Liabilities		**$13,098**	**$12,098**	**$14,592**	**$15,920**	**$17,648**
Long-Term Debt						
Long-Term Liabilities						

Total Liabilities		**$13,098**	**$12,098**	**$14,592**	**$15,920**	**$17,648**
Paid-In Capital	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Retained Earnings	($49,000)	($49,000)	($62,525)	($11,585)	$64,557	$159,112
Earnings		($13,525)	$50,940	$76,142	$94,555	$116,700
Total Owner's Equity	**$151,000**	**$137,475**	**$188,415**	**$264,557**	**$359,112**	**$475,813**
Total Liabilities & Equity	**$151,000**	**$150,573**	**$200,513**	**$279,149**	**$375,032**	**$493,461**

Projected Cash Flow Statement

	2023	2024	2025	2026	2027
Net Cash Flow from Operations					
Net Profit	($13,525)	$50,940	$76,142	$94,555	$116,700
Depreciation & Amortization	$14,000	$14,000	$14,000	$14,000	$14,000
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0
Change in Accounts Payable	$6,240	($1,678)	$250	$168	$266
Change in Income Tax Payable	$0	$1,628	$1,685	$802	$963
Change in Sales Tax Payable	$6,858	($950)	$559	$358	$499
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$13,573**	**$63,940**	**$92,636**	**$109,883**	**$132,428**
Investing & Financing					
Assets Purchased or Sold					
Net Cash from Investing					
Investments Received					
Dividends & Distributions					

Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing					
Cash at Beginning of Period	$80,000	$93,573	$157,513	$250,149	$360,032
Net Change in Cash	$13,573	$63,940	$92,636	$109,883	$132,428
Cash at End of Period	**$93,573**	**$157,513**	**$250,149**	**$360,032**	**$492,461**

Appendix

Profit and Loss Statement (With monthly detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Revenue												
Espresso Drinks	$0	$0	$1,100	$1,430	$2,035	$2,420	$2,585	$2,970	$3,465	$4,015	$4,950	$6,167
Unit Sales	0	0	200	260	370	440	470	540	630	730	900	1,121.26
Unit Prices	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50	$5.50
Cold Brew	$25	$40	$100	$150	$400	$700	$1,155	$1,572	$2,138	$2,750	$3,500	$4,100
Unit Sales	5	8	20	30	80	140	231.07	314.44	427.54	550	700	820
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
RedBull Drinks			$393	$532	$724	$986	$1,342	$1,828	$2,488	$3,382	$4,601	$6,260
Unit Sales			52.59	71.16	96.94	132	179.44	244.41	332.58	452.2	615.15	836.87
Unit Prices	$7.47	$7.47	$7.47	$7.47	$7.47	$7.47	$7.48	$7.48	$7.48	$7.48	$7.48	$7.48
Teas			$388	$529	$720	$979	$1,333	$1,688	$2,063	$2,625	$3,300	$4,013
Unit Sales			103.5	141	192	261	355.5	450	550	700	880	1,070
Unit Prices	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75	$3.75
Drip coffee			$252	$346	$475	$650	$891	$1,222	$1,674	$2,295	$3,143	$4,307
Unit Sales			84	115.2	158.4	216.6	297	407.4	558	765	1,047.6	1,435.8
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Bagels / spread	$0	$0	$0	$0	$80	$240	$520	$760	$1,080	$1,551	$2,040	$2,600
Unit Sales	0	0	0	0	20	60	130	190	270	387.72	510	650
Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Coffee Cart	$3,600	$3,600	$3,780	$3,780	$3,780	$3,900	$3,900	$3,900	$3,900	$3,900	$3,900	$3,960

Beanchain

Unit Sales	600	600	630	630	630	650	650	650	650	650	650	660
Unit Prices	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6
Grab & Go Items			$112	$140	$175	$220	$274	$342	$428	$536	$670	$837
Unit Sales			24.8	31.2	38.8	48.8	60.8	76	95.2	119.2	148.8	186
Unit Prices	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50
Bakery Items	$0	$0	$0	$140	$280	$560	$840	$1,400	$2,271	$3,040	$4,077	$5,460
Unit Sales	0	0	0	20	40	80	120	200	324.48	434.3	582.4	780.01
Unit Prices	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7
Hot sandwiches			$0	$219	$300	$402	$543	$735	$990	$1,338	$1,809	$2,442
Unit Sales			0	27.38	37.5	50.25	67.88	91.88	123.75	167.25	226.13	305.25
Unit Prices	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Coffee Beans			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Unit Sales			0	0	0	0	0	0	0	0	0	0
Unit Prices	$15	$15	$15	$15	$15	$15	$15	$15	$15	$15	$15	$15
Conference Room			$0	$0	$500	$800	$1,200	$1,500	$2,000	$2,600	$2,700	$2,800
Billable Hours			0	0	5	8	12	15	20	26	27	28
Hourly Rate	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100
Offices			$0	$0	$1,000	$1,000	$1,000	$1,000	$2,000	$2,000	$2,000	$2,000
Unit Sales			0	0	1	1	1	1	2	2	2	2
Unit Prices	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Shared Work Space				$1,000	$1,200	$1,400	$1,600	$2,200	$2,800	$3,200	$3,600	$4,000
Unit Sales				5	6	7	8	11	14	16	18	20
Unit Prices	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Total Revenue	**$3,625**	**$3,640**	**$6,125**	**$8,265**	**$11,669**	**$14,256**	**$17,183**	**$21,117**	**$27,297**	**$33,233**	**$40,290**	**$48,946**

Direct Costs

24

Espresso	$0	$0	$385	$501	$712	$847	$905	$1,040	$1,213	$1,405	$1,733	$2,158
Cold Brew	$9	$14	$35	$53	$140	$245	$404	$550	$748	$963	$1,225	$1,435
RedBull Drinks			$334	$452	$616	$838	$1,141	$1,554	$2,115	$2,875	$3,911	$5,321
Drip Coffee			$50	$69	$95	$130	$178	$244	$335	$459	$629	$861
Coffee Cart	$720	$720	$756	$756	$756	$780	$780	$780	$780	$780	$780	$792
Grab & Go Items			$56	$70	$87	$110	$137	$171	$214	$268	$335	$419
Bagels / Spread	$0	$0	$0	$0	$20	$60	$130	$190	$270	$388	$510	$650
Hot Sandwiches			$0	$77	$105	$141	$190	$257	$347	$468	$633	$855
Teas			$78	$106	$144	$196	$267	$338	$413	$525	$660	$803
Bakery Items	$0	$0	$0	$28	$56	$112	$168	$280	$454	$608	$815	$1,092
Coffee Beans			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Conference Room			$0	$0	$25	$40	$60	$75	$100	$130	$135	$140
Shared workspace			$0	$0	$100	$100	$100	$100	$200	$200	$200	$200
Total Direct Costs	**$729**	**$734**	**$1,694**	**$2,111**	**$2,856**	**$3,598**	**$4,460**	**$5,579**	**$7,188**	**$9,069**	**$11,566**	**$14,725**
Gross Margin	$2,896	$2,906	$4,431	$6,155	$8,813	$10,658	$12,724	$15,538	$20,109	$24,164	$28,724	$34,220
Gross Margin %	**80%**	**80%**	**72%**	**74%**	**76%**	**75%**	**74%**	**74%**	**74%**	**73%**	**71%**	**70%**
Operating Expenses												
Salaries and Wages												
Employees (5.8)			$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150
Employees (0.88)								$6,300	$6,300	$6,300	$6,300	$6,300
Total Salaries & Wages			$3,150	$3,150	$3,150	$3,150	$3,150	$9,450	$9,450	$9,450	$9,450	$9,450
Employee Related Expenses			$630	$630	$630	$630	$630	$1,890	$1,890	$1,890	$1,890	$1,890

Beanchain

Marketing	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Maintenance	$320	$320	$320	$320	$320	$320	$320	$320	$320	$320	$320	$320
Purchasing Equipment			$15,000									
Lease					$6,875	$6,875	$6,875	$6,875	$6,875	$6,875	$6,875	$6,875
Insurance					$850	$850	$850	$850	$850	$850	$850	$850
Utilities			$199	$269	$379	$463	$558	$686	$887	$1,080	$1,309	$1,591
Total Operating Expenses	$920	$920	$19,899	$4,969	$12,804	$12,888	$12,983	$20,671	$20,872	$21,065	$21,294	$21,576
Operating Income	$1,976	$1,986	($15,468)	$1,186	($3,991)	($2,230)	($260)	($5,133)	($763)	$3,099	$7,430	$12,645
Interest Incurred												
Depreciation and Amortization	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167
Gain or Loss from Sale of Assets												
Income Taxes	$34	$34	($68)	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	$2,849	$2,855	$22,691	$8,246	$16,827	$17,653	$18,610	$27,417	$29,227	$31,301	$34,027	$37,468
Net Profit	$776	$785	($16,567)	$20	($5,158)	($3,397)	($1,426)	($6,300)	($1,930)	$1,932	$6,263	$11,478
Net Profit / Sales	21%	22%	(270%)	0%	(44%)	(24%)	(8%)	(30%)	(7%)	6%	16%	23%

Revenue	2023	2024	2025	2026	2027
Espresso Drinks	$31,137	$35,750	$38,500	$44,000	$49,500
Unit Sales	5,661.26	6,500	7,000	8,000	9,000
Unit Prices	$5.50	$5.50	$5.50	$5.50	$5.50
Cold Brew	$16,630	$40,000	$50,000	$55,000	$60,000
Unit Sales	3,326.05	8,000	10,000	11,000	12,000
Unit Prices	$5	$5	$5	$5	$5
RedBull Drinks	$22,536	$21,450	$22,100	$23,400	$24,700
Unit Sales	3,013.34	3,300	3,400	3,600	3,800
Unit Prices	$7.48	$6.50	$6.50	$6.50	$6.50
Teas	$17,636	$20,400	$20,825	$21,250	$22,525
Unit Sales	4,703	4,800	4,900	5,000	5,300
Unit Prices	$3.75	$4.25	$4.25	$4.25	$4.25
Drip coffee	$15,255	$50,400	$50,400	$50,400	$50,400
Unit Sales	5,085	16,800	16,800	16,800	16,800
Unit Prices	$3	$3	$3	$3	$3
Bagels / spread	$8,871	$42,500	$42,500	$42,500	$42,500
Unit Sales	2,217.72	10,000	10,000	10,000	10,000
Unit Prices	$4	$4.25	$4.25	$4.25	$4.25
Coffee Cart	$45,900	$48,000	$54,000	$54,000	$54,000
Unit Sales	7,650	8,000	9,000	9,000	9,000
Unit Prices	$6	$6	$6	$6	$6
Grab & Go Items	$3,733	$9,000	$9,000	$9,000	$9,000
Unit Sales	829.6	2,000	2,000	2,000	2,000
Unit Prices	$4.50	$4.50	$4.50	$4.50	$4.50

Beanchain

Bakery Items	$18,068	$24,500	$26,600	$27,300	$28,000
Unit Sales	2,581.19	3,500	3,800	3,900	4,000
Unit Prices	$7	$7	$7	$7	$7
Hot sandwiches	$8,778	$16,000	$18,400	$20,000	$22,400
Unit Sales	1,097.27	2,000	2,300	2,500	2,800
Unit Prices	$8	$8	$8	$8	$8
Coffee Beans	$0	$6,000	$12,000	$15,000	$22,500
Unit Sales	0	400	800	1,000	1,500
Unit Prices	$0	$15	$15	$15	$15
Conference Room	$14,100	$33,600	$33,600	$33,600	$33,600
Billable Hours	141	336	336	336	336
Hourly Rate	$100	$100	$100	$100	$100
Offices	$12,000	$24,000	$27,000	$29,000	$32,000
Unit Sales	12	24	27	29	32
Unit Prices	$1,000	$1,000	$1,000	$1,000	$1,000
Shared Work Space	$21,000	$50,000	$56,000	$64,000	$72,000
Unit Sales	105	250	280	320	360
Unit Prices	$200	$200	$200	$200	$200
Total Revenue	**$235,645**	**$421,600**	**$460,925**	**$488,450**	**$523,125**
Direct Costs					
Espresso	$10,898	$12,513	$13,475	$15,400	$17,325
Cold Brew	$5,821	$14,000	$17,500	$19,250	$21,000
RedBull Drinks	$19,156	$18,233	$18,785	$19,890	$20,995
Drip Coffee	$3,051	$10,080	$10,080	$10,080	$10,080
Coffee Cart	$9,180	$9,600	$10,800	$10,800	$10,800

Grab & Go Items	$1,867	$4,500	$4,500	$4,500	$4,500
Bagels / Spread	$2,218	$10,625	$10,625	$10,625	$10,625
Hot Sandwiches	$3,072	$5,600	$6,440	$7,000	$7,840
Teas	$3,527	$4,080	$4,165	$4,250	$4,505
Bakery Items	$3,614	$4,900	$5,320	$5,460	$5,600
Coffee Beans	$0	$3,300	$6,600	$8,250	$12,375
Conference Room	$705	$1,680	$1,680	$1,680	$1,680
Shared workspace	$1,200	$2,400	$2,700	$2,900	$3,200
Total Direct Costs	**$64,308**	**$101,510**	**$112,670**	**$120,085**	**$130,525**
Gross Margin	$171,337	$320,090	$348,255	$368,365	$392,600
Gross Margin %	**73%**	**76%**	**76%**	**75%**	**75%**
Operating Expenses					
Salaries and Wages					
Employees (5.8)	$31,500	$37,800	$37,800	$37,800	$37,800
Employees (0.88)	$31,500	$75,600	$75,600	$75,600	$75,600
Total Salaries & Wages	$63,000	$113,400	$113,400	$113,400	$113,400
Employee Related Expenses	$12,600	$22,680	$22,680	$22,680	$22,680
Marketing	$7,200	$7,200	$7,200	$7,200	$7,200
Maintenance	$3,840	$3,840	$3,840	$3,840	$3,840
Purchasing Equipment	$15,000				
Lease	$55,000	$82,500	$82,500	$82,500	$82,500
Insurance	$6,800	$10,200	$10,200	$10,200	$10,200
Utilities	$7,422	$13,702	$14,980	$15,875	$17,002
Total Operating Expenses	**$170,862**	**$253,522**	**$254,800**	**$255,695**	**$256,822**

Beanchain

Operating Income	$475	$66,568	$93,455	$112,670	$135,778
Interest Incurred					
Depreciation and Amortization	$14,000	$14,000	$14,000	$14,000	$14,000
Gain or Loss from Sale of Assets					
Income Taxes	$0	$1,628	$3,313	$4,115	$5,078
Total Expenses	$249,170	$370,660	$384,783	$393,895	$406,425
Net Profit	($13,525)	$50,940	$76,142	$94,555	$116,700
Net Profit / Sales	(6%)	12%	17%	19%	22%

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash	$80,000	$82,591	$84,783	$73,697	$70,968	$69,775	$68,549	$67,577	$63,938	$65,156	$66,960	$77,327	$93,573
Accounts Receivable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Other Current Assets													
Total Current Assets	**$81,000**	**$83,591**	**$85,783**	**$74,697**	**$71,968**	**$70,775**	**$69,549**	**$68,577**	**$64,938**	**$66,156**	**$67,960**	**$78,327**	**$94,573**
Long-Term Assets	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000
Accumulated Depreciation	$0	($1,167)	($2,333)	($3,500)	($4,667)	($5,833)	($7,000)	($8,167)	($9,333)	($10,500)	($11,667)	($12,833)	($14,000)
Total Long-Term Assets	**$70,000**	**$68,833**	**$67,667**	**$66,500**	**$65,333**	**$64,167**	**$63,000**	**$61,833**	**$60,667**	**$59,500**	**$58,333**	**$57,167**	**$56,000**
Total Assets	**$151,000**	**$152,425**	**$153,449**	**$141,197**	**$137,301**	**$134,942**	**$132,549**	**$130,411**	**$125,605**	**$125,656**	**$126,294**	**$135,494**	**$150,573**
Accounts Payable		$412	$414	$4,453	$825	$2,970	$3,177	$3,416	$3,728	$4,180	$4,699	$5,380	$6,240
Income Taxes Payable		$34	$68	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable		$203	$407	$750	$463	$1,116	$1,914	$963	$2,145	$3,674	$1,861	$4,117	$6,858
Short-Term Debt													
Prepaid Revenue													
Total Current Liabilities		**$649**	**$889**	**$5,203**	**$1,288**	**$4,086**	**$5,091**	**$4,379**	**$5,873**	**$7,854**	**$6,560**	**$9,497**	**$13,098**
Long-Term Debt													

Long-Term Liabilities													
Total Liabilities		**$649**	**$889**	**$5,203**	**$1,288**	**$4,086**	**$5,091**	**$4,379**	**$5,873**	**$7,854**	**$6,560**	**$9,497**	**$13,098**
Paid-In Capital	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Retained Earnings	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)	($49,000)
Earnings		$776	$1,561	($15,006)	($14,986)	($20,145)	($23,542)	($24,968)	($31,268)	($33,198)	($31,266)	($25,003)	($13,525)
Total Owner's Equity	**$151,000**	**$151,776**	**$152,561**	**$135,994**	**$136,014**	**$130,855**	**$127,458**	**$126,032**	**$119,732**	**$117,802**	**$119,734**	**$125,997**	**$137,475**
Total Liabilities & Equity	**$151,000**	**$152,425**	**$153,449**	**$141,197**	**$137,301**	**$134,942**	**$132,549**	**$130,411**	**$125,605**	**$125,656**	**$126,294**	**$135,494**	**$150,573**

Beanchain

	Starting Balances	2023	2024	2025	2026	2027
Cash	$80,000	$93,573	$157,513	$250,149	$360,032	$492,461
Accounts Receivable		$0	$0	$0	$0	$0
Inventory	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Other Current Assets						
Total Current Assets	**$81,000**	**$94,573**	**$158,513**	**$251,149**	**$361,032**	**$493,461**
Long-Term Assets	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000
Accumulated Depreciation	$0	($14,000)	($28,000)	($42,000)	($56,000)	($70,000)
Total Long-Term Assets	**$70,000**	**$56,000**	**$42,000**	**$28,000**	**$14,000**	**$0**
Total Assets	**$151,000**	**$150,573**	**$200,513**	**$279,149**	**$375,032**	**$493,461**
Accounts Payable		$6,240	$4,562	$4,812	$4,980	$5,246
Income Taxes Payable		$0	$1,628	$3,313	$4,115	$5,078
Sales Taxes Payable		$6,858	$5,908	$6,467	$6,825	$7,324
Short-Term Debt						
Prepaid Revenue						
Total Current Liabilities		**$13,098**	**$12,098**	**$14,592**	**$15,920**	**$17,648**
Long-Term Debt						
Long-Term Liabilities						
Total Liabilities		**$13,098**	**$12,098**	**$14,592**	**$15,920**	**$17,648**
Paid-In Capital	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Retained Earnings	($49,000)	($49,000)	($62,525)	($11,585)	$64,557	$159,112
Earnings		($13,525)	$50,940	$76,142	$94,555	$116,700
Total Owner's Equity	**$151,000**	**$137,475**	**$188,415**	**$264,557**	**$359,112**	**$475,813**

Beanchain

Total Liabilities & Equity	$151,000	$150,573	$200,513	$279,149	$375,032	$493,461

Cash Flow Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit	$776	$785	($16,567)	$20	($5,158)	($3,397)	($1,426)	($6,300)	($1,930)	$1,932	$6,263	$11,478
Depreciation & Amortization	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167	$1,167
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$412	$1	$4,040	($3,628)	$2,145	$207	$239	$312	$452	$519	$681	$860
Change in Income Tax Payable	$34	$34	($68)	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$203	$204	$343	($287)	$653	$798	($951)	$1,182	$1,529	($1,813)	$2,256	$2,741
Change in Prepaid Revenue												
Net Cash Flow from Operations	$2,591	$2,191	($11,086)	($2,729)	($1,193)	($1,226)	($972)	($3,639)	$1,218	$1,804	$10,367	$16,246
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

Beanchain

Investments Received												
Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing												
Cash at Beginning of Period	$80,000	$82,591	$84,783	$73,697	$70,968	$69,775	$68,549	$67,577	$63,938	$65,156	$66,960	$77,327
Net Change in Cash	$2,591	$2,191	($11,086)	($2,729)	($1,193)	($1,226)	($972)	($3,639)	$1,218	$1,804	$10,367	$16,246
Cash at End of Period	**$82,591**	**$84,783**	**$73,697**	**$70,968**	**$69,775**	**$68,549**	**$67,577**	**$63,938**	**$65,156**	**$66,960**	**$77,327**	**$93,573**

Beanchain

	2023	2024	2025	2026	2027
Net Cash Flow from Operations					
Net Profit	($13,525)	$50,940	$76,142	$94,555	$116,700
Depreciation & Amortization	$14,000	$14,000	$14,000	$14,000	$14,000
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0
Change in Accounts Payable	$6,240	($1,678)	$250	$168	$266
Change in Income Tax Payable	$0	$1,628	$1,685	$802	$963
Change in Sales Tax Payable	$6,858	($950)	$559	$358	$499
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$13,573**	**$63,940**	**$92,636**	**$109,883**	**$132,428**
Investing & Financing					
Assets Purchased or Sold					
Net Cash from Investing					
Investments Received					
Dividends & Distributions					
Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing					
Cash at Beginning of Period	$80,000	$93,573	$157,513	$250,149	$360,032
Net Change in Cash	$13,573	$63,940	$92,636	$109,883	$132,428
Cash at End of Period	**$93,573**	**$157,513**	**$250,149**	**$360,032**	**$492,461**